UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
AMENDMENT NO. 2
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
CNA Financial Corporation

(Exact name of registrant as specified in its charter)

Delaware	36-6169860
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

333 South Wabash Avenue Chicago, Illinois	60604
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, par value $2.50 per share	New York Stock Exchange Chicago Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐
Securities Act registration statement file number to which this form relates: N/A (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of class)

EXPLANATORY NOTE
     This Amendment No. 2 to CNA Financial Corporation’s Registration Statement on Form 8-A is being filed to update the description of the common stock, par value $2.50 per share, of CNA Financial Corporation, a Delaware corporation (the “Company”), which was previously registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to the Company’s Form 8-A (File No. 001-05823) filed on June 7, 1973, as amended by Amendment No. 1 to the Company’s Form 8-A filed on June 27, 1973, as declared effective on June 28, 1973.
Item 1. Description of Registrant’s Securities to be Registered.
     The Company may issue, from time to time, shares of the Company’s common stock, the general terms and provisions of which are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of the Company’s Certificate of Incorporation, as amended, the Company’s By-Laws and the Delaware General Corporation Law (“DGCL”). The Company’s Certificate of Incorporation, as amended, and the Company’s By-Laws are incorporated herein by reference.
Authorized Capital Stock
     The Company is authorized to issue 500 million shares of common stock, par value $2.50 per share, and 12,500,000 shares of preferred stock, without par value. The Company’s Certificate of Incorporation, as amended, provides that the Company’s board of directors, without any further stockholder action or approval, may from time to time authorize the issuance of one or more series of preferred stock having such dividend rates and preferences, redemption prices, sinking funds, convertibility provisions, voting rights (not to exceed one vote per share), liquidation preferences and certain other preferences, rights and provisions as said board of directors may fix in providing for the issue of each such series.
Dividends
     Subject to the rights of the holders of preferred stock, holders of common stock are entitled to receive dividends and other distributions in cash, stock or the Company’s property, when, as and if declared by Company’s board of directors out of the Company’s assets or funds legally available therefor and shall share equally on a per share basis in all such dividends and distributions.
Voting Rights
     At every meeting of stockholders, every holder of common stock is entitled to one vote per share. Subject to any voting rights of the holders of preferred stock and as otherwise required by the DGCL, any action submitted to stockholders (other than the election of directors) is approved, if approved by a majority of the stock having voting power present at a meeting at which there is a quorum. A quorum generally requires the presence, in person or proxy, of the holders of a majority of the stock issued and outstanding. The DGCL requires that the holders of a majority of the issued and outstanding shares of stock, eligible to vote thereon, approve (i) amendments to the certificate of incorporation, (ii) most mergers and consolidations and (iii) sales of all or substantially all of the Company’s assets.

Liquidation Rights
     In the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of common stock are entitled to share equally in the assets available for distribution after payment of all debts and liabilities and provision for the liquidation preference of any shares of preferred stock then outstanding.
Miscellaneous
     The holders of common stock have no preemptive rights, cumulative voting rights, subscription rights, or conversion rights and the common stock is not subject to redemption.
     The transfer agent and registrar with respect to Company’s common stock is Wells Fargo Bank, N.A. The Company’s common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange. The trading symbol for the Company’s common stock is “CNA.”
Provisions Related to a Change in Control
     Certain provisions of the Company’s Certificate of Incorporation, as amended, the Company’s By-Laws and the DGCL may have the effect of delaying, deferring or preventing a tender offer for or the attempted takeover of the Company. The Company’s Certificate of Incorporation, as amended, and By-Laws, in accordance with the DGCL, provide for the following:
     Board of Directors. That the Board of Directors may establish the number of directors who constitute the Board of Directors; and newly-created directorships and vacancies on the Board of Directors other than at the annual meeting are filled by majority vote of the remaining directors.
     Special Meetings of Stockholders. That special meetings of stockholders may only be held upon the call of the chief executive officer or the president of the Company, at the request in writing of a majority of the entire board of directors of the Company, or at the request in writing of stockholders owning not less than one-fifth of all shares issued and outstanding and entitled to vote on any proposal to be submitted to such meeting.
     Stockholder Action by Written Consent. That all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting may be taken by written consent instead of a meeting of stockholders, but only if the written consent is signed by all stockholders who would have been entitled to vote upon the action if such meeting were held (unless the Company’s Certificate of Incorporation authorizes the action to be taken with the written consent of the holders of less than all of the stock who would have been entitled to vote upon the action if a meeting were held, then on the written consent of the stockholders having not less than such percentage of the total number of votes as may be authorized in the Certificate of Incorporation; provided that in no case shall the written consent be by the holders of stock having less than the minimum percentage of the total required by statute for the proposed corporate action, and provided that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent).

     Additional Authorized Shares of Capital Stock. That the additional shares of authorized common stock and preferred stock available for issuance could be issued without stockholder approval, subject to the rules and regulations of any exchange on which the Company’s stock may be listed, at such times, under such circumstances and with such terms and conditions as to further delay, deter or prevent a change in control.
     Blank Check Preferred Stock. That the board of directors of the Company is authorized to create and issue, without further action by the stockholders, up to an aggregate of 12,500,000 shares of preferred stock in one or more series with powers (including voting), preferences and rights designated from time to time by the board of directors as described above under “Authorized Capital Stock.”
Item 2. Exhibits.

Exhibit
Number	Description of Document

3.1
Certificate of Incorporation of CNA Financial Corporation, as amended May 6, 1987 (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-8 (File No. 333-65493) filed on October 9, 1998).

3.2
Certificate of Amendment to Certificate of Incorporation of CNA Financial Corporation, dated May 14, 1998 (incorporated by reference to Exhibit 3.1a of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

3.3
Certificate of Amendment to Certificate of Incorporation of CNA Financial Corporation, dated May 10, 1999 (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

3.4	By-Laws of CNA Financial Corporation, as amended effective October 24, 2007 (incorporated by reference to Exhibit 3ii.1 of the Company’s Current Report on Form 8-K filed on October 29, 2007).

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CNA FINANCIAL CORPORATION

Date: April 13, 2010	By	/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description of Document

3.1
Certificate of Incorporation of CNA Financial Corporation, as amended May 6, 1987 (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-8 (File No. 333-65493) filed on October 9, 1998).

3.2
Certificate of Amendment to Certificate of Incorporation of CNA Financial Corporation, dated May 14, 1998 (incorporated by reference to Exhibit 3.1a of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

3.3
Certificate of Amendment to Certificate of Incorporation of CNA Financial Corporation, dated May 10, 1999 (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

3.4	By-Laws of CNA Financial Corporation, as amended effective October 24, 2007 (incorporated by reference to Exhibit 3ii.1 of the Company’s Current Report on Form 8-K filed on October 29, 2007).